EXHIBIT 16 TO FORM 8-K



May 8, 2000

Mr. Jerry D. Kneipp
Chief Financial Officer
The Ohio Art Company
P.O. Box 111
Bryan, Ohio 43506

Dear Mr. Kneipp:

On May 3, 2000 Earnst & Young LLP was dismissed as auditors of The Ohio Art Company. We are unaware of the Company filing Form 8-K concerning our dismissal in accordance with Item 304 of Regulation S-K. With respect to this requirement, we are not aware of any disagreements and/or reportable events and/or consultations as to which we have advised the Company.

This rule requires that certain disclosures be made when a registrant changes auditors, including specific disclosures relating to disagreements with the former auditors, reportable events, and consultations with the newly engaged auditors.

                                                       Very truly yours,


                                                       /s/ Ernst & Young LLP


                                                       Ernst & Young LLP